Crowdfunding Campaign

1 message

Sun, Nov 24, 2024 at 4:17 PM

Jerry:

It was great hearing your voice, Jerry. Glad you got past that medical issue without serious or lasting consequence.

Here is a link to our campaign. As I mentioned, we are just sharing this with friends and insiders right now and there is a pricing advantage to committing before the public phase next month.

https://wefunder.com/gate11distillery

Thanks for considering.

I will let you know if I get a response from DP.

Cheers,

Bill

William A. Lee | Founder and Master Distiller
Gate 11 Distillery

Gate 11 Crowdfunding
1 message

Mon, Dec 2, 2024 at 1:33 PM

Doni:

It was great catching you with you this morning. Sounds like you are even closer to us now at your new place.

Gate 11 is just about to start the public phase of our new community crowdfunding capital raise, Right now we are only talking to friends and close associates.

In this private round the terms are about 10% better than they will be to the public. And there are a number of investment levels to consider starting at $250.

Gate 11 has plans to greatly increase its distribution range and this capital raise is an integral part of making that happen.

So if you like what we are doing and want to help be part of making it grow, join us!

https://wefunder.com/gate11distillery



Gate 11 Crowdfunding
1 message

Mon, Dec 2, 2024 at 1:48 PM

Gordon:

Here is the link to follow to process your crowdfunding investment. It is important that you get this done before we go public Thursday. A few folks have had some issues with the site so let me know if it gives you trouble.

https://wefunder.com/gate11distillery

Bill



Gate 11 Crowdfunding

1 message

                                                           Tue, Dec 3, 2024 at 1:33 PM

Michael:

Here is a link to our site.

Please consider joining us and yes, please share with your colleagues!

https://wefunder.com/gate11distillery

Cheers,

Bill

William A. Lee | Founder and Master Distiller
Gate 11 Distillery

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Our Crowdfunding Campaign

1 message

████████████████████████   Tue, Nov 26, 2024 at 1:39 PM

David

It was great catching up with you today. Say hi to Joey from me when you can.

I'd love to hear your feedback on this pitch. We are still in the private/friends only phase so tweaks can still be made to improve it.

Also, I'd love a quote from you about my distilling capabilities.

and...it would be great having you involved here if only for a small amount.

Cheers,   ████████████

https://wefunder.com/gate11distillery

Bill

William A. Lee | Founder and Master Distiller
Gate 11 Distillery
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